FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

ATLAS PACIFIC LIMITED

(Translation of registrant’s name into English)

43 YORK STREET, SUBIACO WESTERN AUSTRALIA 6008

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS PACIFIC LIMITED

Date: December 6, 2004	By:	/s/ Simon Charles Bunbury Adams
	Name:	Simon Charles Bunbury Adams
	Title:	Chief Financial Officer

Exhibit 99.1

ATLAS • PACIFIC • LIMITED

ACN 009 220 053

1st December 2004

The Manager

Australian stock Exchange

2 The Esplanade

PERTH WA 6000

Dear Sir

Re: Delisting of American Depositary Receipts from Nasdaq

The Company wishes to announce that it intends to proceed with the voluntary delisting of its American Depositary Receipts (“ADRs”) from the Nasdaq Small Cap Market (“Nasdaq”). It is intended that the ADR program will be downgraded to a level one program where the ADRs can be traded on the Over the Counter Bulletin Board and further legal advice is being taken in regard to the actions that must be followed for this to take place. Notices will be sent to the relevant authorities when a final decision has been made in this regard. Even if this occurs, the Company will continue to file periodic reports with the Securities and Exchange Commission.

Atlas Pacific Ltd does not wish to prejudice the position of any of its US investors who wish to retain some ownership in the company. However, the company’s ADR program accounts for a very small percentage of overall volumes of traded shares compared to the level of ordinary shares traded on the Australian Stock Exchange (“ASX”). In addition, the company believes that the existing and new obligations that have been set down for companies having a US registration are becoming increasingly complex, onerous and costly. The directors are of the view that the costs of this compliance significantly outweigh the benefits of having this small secondary market where the Company does not have any direct business operations. In due course, the company will seek ways in which it can terminate its reporting obligations under the US Securities Exchange Act. At present, this will not be possible, despite the delisting of the ADRs from Nasdaq, because there are currently more than 300 beneficial holders of the company’s securities who are domiciled in the US.

This action will not affect the continuing listing of Atlas Pacific Ltd’s ordinary shares on the ASX. Shareholders and ADR holders will be kept fully informed of any decisions in this regard.

Yours sincerely

/s/ Joseph Taylor

JOSEPH TAYLOR

Managing Director

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia

TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au •

EMAIL atlas@atlaspacific.com.au